Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 11, 2016

Relating to Preliminary Prospectus Supplement dated July 11, 2016 to Prospectus dated March 4, 2014

Registration Nos. 333-194301 and 333-194301-01

NEWS RELEASE For immediate release

Patrick Johnson

904 598 7422

PatrickJohnson@RegencyCenters.com

Regency Centers Announces Pricing of Common Stock Offering

JACKSONVILLE, Fla. (July 11, 2016) – Regency Centers Corporation (“Regency” or the “Company”; NYSE: REG) today announced the pricing of an underwritten public offering of 4,350,000 shares of its common stock, which will result in approximately $353 million of gross proceeds, before deducting underwriting discounts and commissions and estimated offering expenses. Settlement of the offering is subject to customary closing conditions and is expected to occur on July 15, 2016. The Company also granted the underwriters a 30-day option to purchase up to an additional 652,500 shares of its common stock.

BofA Merrill Lynch and Wells Fargo Securities are acting as joint book-running managers for the offering. Baird, BB&T Capital Markets, BTIG, J.P. Morgan, Mizuho Securities, PNC Capital Markets, LLC, SMBC Nikko, and SunTrust Robinson Humphrey are acting as co-managers for the offering.

The Company intends to use net proceeds from the offering, plus available cash balances, to redeem its outstanding $300 million 5.875% senior unsecured notes due June 15, 2017 (the “Notes”), including a required make-whole premium. The Company also intends to use a portion of the net proceeds to settle in full forward starting swaps (the “Swaps”) with notional amounts of $220 million. Such Swaps were originally intended for a planned new debt issuance in 2017 to refinance the Notes now targeted for redemption. The make-whole premium and Swaps settlement are expected to total approximately $58 million. There will be no impact to Core Funds from Operations (“Core FFO”) as a result of these one-time charges; however, the combined one-time charges will reduce net income attributable to common stockholders (“Net Income”) per share and NAREIT Funds From Operations (“NAREIT FFO”) per share by approximately $0.58 in the third quarter of 2016. The estimated impacts to per share amounts for Net Income, NAREIT FFO and Core FFO do not include the interest savings for the remainder of 2016 as a result of the redemption of the Notes. The Company intends to use the remaining portion of the net proceeds, if any, to fund investment activities and for general corporate purposes.

The offering is being made pursuant to the Company’s effective shelf registration statement and prospectus filed by Regency with the Securities and Exchange Commission. The underwriters may offer the shares from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on The New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and related base prospectus.

Non-GAAP Disclosure

NAREIT FFO is a commonly used measure of REIT performance, which the National Association of Real Estate Investment Trusts (“NAREIT”) defines as net income, computed in accordance with GAAP, excluding gains and losses from dispositions of depreciable property, net of tax, excluding operating real estate impairments, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Regency computes NAREIT FFO for all periods presented in accordance with NAREIT’s definition. Many companies use different depreciable lives and methods, and real estate values historically fluctuate with market conditions. Since NAREIT FFO excludes depreciation and amortization and gains and losses from depreciable property dispositions, and impairments, it can provide a performance measure that, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, acquisition and development activities, and financing costs. This provides a perspective of the Company’s financial performance not immediately apparent from net income determined in accordance with GAAP. Thus, NAREIT FFO is a supplemental non-GAAP financial measure of the Company’s operating performance, which does not represent cash generated from operating activities in accordance with GAAP and therefore, should not be considered an alternative for net income or as a measure of liquidity. Core FFO is an additional performance measure used by Regency as the computation of NAREIT FFO includes certain non-cash and non-comparable items that affect the Company’s period-over-period performance. Core FFO excludes from NAREIT FFO, but is not limited to: (a) transaction related gains, income or expense; (b) impairments on land; (c) gains or losses from the early extinguishment of debt; and (d) other non-core amounts as they occur.

About Regency Centers Corporation (NYSE: REG)

With more than 50 years of experience, Regency is the preeminent national owner, operator and developer of high-quality, grocery-anchored neighborhood and community shopping centers. The Company’s portfolio of 314 retail properties encompasses more than 40 million square feet located in top markets throughout the United States, including co-investment partnerships. Regency has developed 222 shopping centers since 2000, representing an investment at completion of more than $3 billion. Operating as a fully integrated real estate company, Regency is a qualified real estate investment trust that is self-administered and self-managed.

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Forward-looking statements involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements. Please refer to the documents filed by Regency Centers Corporation with the SEC, specifically the most recent reports on Forms 10-K and 10-Q, which identify important risk factors which could cause actual results to differ from those contained in the forward-looking statements.

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The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting: BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001 Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152 or by telephone at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com.